UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

 CENTRAL PUERTO S.A.

Central Puerto S.A.

Condensed Consolidated Financial Statements and Brief for the six-month period ended June 30, 2025, together with the Review Report on the condensed consolidated financial statements for the interim period and the Statutory Audit Committee’s Report

CENTRAL PUERTO SOCIEDAD ANÓNIMA

BOARD OF DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

DIRECTORS:	Osvaldo Reca Miguel Dodero José Luis Morea Tomás White Marcelo Atilio Suva Jorge Eduardo Villegas Martina Blanco Diego Petracci Martín Lhez

DEPUTY DIRECTORS:	Fernando Bonnet José Manuel Ortíz Adrián Gustavo Salvatore Martín Orozco Mario Elizalde José Manuel Pazos Alejo Villegas Ramón Nazareno Ulloa

STATUTORY AUDITORS:	Carlos César Adolfo Halladjian Eduardo Antonio Erosa Juan Antonio Nicholson

DEPUTY STATUTORY AUDITORS:	Carlos Adolfo Zlotnitzky Cristina Margarita De Giorgio Lucas Nicholson

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

Legal address: Av. Edison 2701, City of Buenos Aires, Argentina

FISCAL YEAR No. 34 COMMENCED ON JANUARY 1, 2025

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

TAX-ID (Argentine taxpayer identification number) No.: 33-65030549-9. Registration date with the Public Registry of Commerce:

–	Of the Articles of Incorporation: March 13, 1992
–	Of the last amendment to the Bylaws: December 29, 2022

IGJ (Business Entities Registry for the City of Buenos Aires) registration number:

1855 of Book 110, Volume A of Corporations

Termination of the Articles of Incorporation: March 13, 2091

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(figures expressed in Argentine pesos)

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

for the three-month period and the six-month period ended June 30, 2025

Notes	6 months Unaudited		3 months Unaudited	
		January 1, 2025 to June 30, 2025	January 1, 2024 to June 30, 2024	April 1, 2025 to June 30, 2025	April 1, 2024 to June 30, 2024
		ARS 000	ARS 000	ARS 000	ARS 000
Income from ordinary operations	5	437,886,905	426,707,751	214,516,305	213,938,726
Cost of sales	Exhibit F	(281,011,999)	(251,602,823)	(154,826,217)	(131,217,308)
Gross income		**156,874,906**	**175,104,928**	**59,690,088**	**82,721,418**
Administration and trade expenses	Exhibit H	(41,066,798)	(38,217,990)	(17,894,183)	(16,843,862)
Other operating income	5.1	49,041,493	86,269,298	32,577,857	37,065,442
Other operating expenses	5.2	(4,201,476)	(45,411,419)	(2,934,957)	(44,385,016)
Operating income		**160,648,125**	**177,744,817**	**71,438,805**	**58,557,982**
Loss from exposure to changes in the purchasing power of currency		(16,429,234)	(8,194,945)	(4,024,243)	(25,876)
Financial income	5.3	56,830,368	54,280,329	33,576,668	23,444,143
Financial costs	5.4	(90,258,732)	(111,324,207)	(60,339,925)	(50,128,789)
Interest in the net income (loss) of associates		52,483,159	4,112,418	10,580,639	9,504,709
Income (loss) from investments in entities measured at their fair value		40,658,085	1,136,928	32,317,178	1,136,928
Income (loss) before income tax		**203,931,771**	**117,755,340**	**83,549,122**	**42,489,097**
Income tax for the period	6	(27,743,019)	(62,483,863)	1,470,566	(32,674,769)
Net profit for the period		**176,188,752**	**55,271,477**	**85,019,688**	**9,814,328**
Net comprehensive income (loss) for the period		**176,188,752**	**55,271,477**	**85,019,688**	**9,814,328**
Attributable to:					
– Owners of the parent company		173,362,731	47,557,161	85,641,743	8,378,836
– Non-controlling shareholding		2,826,021	7,714,316	(622,055)	1,435,492
		176,188,752	**55,271,477**	**85,019,688**	**9,814,328**
Profit per shares:					
– Basic and diluted (ARS)		115.37	22.70	57.00	3.99

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

CONSOLIDATED BALANCE SHEET

as of June 30, 2025

Notes	June 30, 2025 Unaudited ARS 000	December 31, 2024 Audited ARS 000
Non-current assets			
Property, plant and equipment	Exhibit A	1,914,446,540	1,862,119,226
Intangible assets	Exhibit B	34,365,531	35,353,384
Biological assets		241,612,827	215,002,174
Investment in associates		154,784,044	125,768,388
Inventory		2,175,410	4,924,827
Other non-financial assets	8.1	10,898,270	790,944
Trade receivables and other receivables	7.1	131,939,297	157,383,886
Other financial assets	7.4	73,792,365	17,220,634
Deferred-tax assets	6	6,838,659	7,391,991
		2,570,852,943	**2,425,955,454**
Current assets			
Biological assets		18,478,199	40,457,053
Inventory		36,636,768	25,100,786
Other non-financial assets	8.1	39,613,036	40,998,263
Trade receivables and other receivables	7.1	274,847,242	250,576,698
Other financial assets	7.4	251,742,679	276,434,548
Cash and short-term placements		6,389,128	4,422,490
		627,707,052	**637,989,838**
Total assets		**3,198,559,995**	**3,063,945,292**
Equity and liabilities			
Capital		1,514,022	1,514,022
Capital adjustment		621,177,898	621,177,898
Statutory reserve		124,538,384	121,970,289
Optional reserve		867,978,854	867,978,854
Other equity accounts		(46,372,720)	(47,049,163)
Optional reserve for future dividends payment		503,643,462	447,615,056
Retained earnings		161,322,481	58,596,501
Equity attributable to the owners of the parent company		2,233,802,381	2,071,803,457
Non-controlling shareholding		53,850,177	72,575,886
Total equity		**2,287,652,558**	**2,144,379,343**
Non-current liabilities			
Trade payables and other payables		-	776,794
Other non-financial liabilities	8.2	22,829,177	28,523,714
Debts and loans accruing interest	7.3	195,312,526	264,737,442
Liabilities from compensation and benefits for employees	8.3	9,791,836	8,826,994
Provisions		3,433,631	2,586,315
Deferred tax liabilities	6	201,955,038	182,819,465
		433,322,208	**488,270,724**
Current liabilities			
Trade payables and other payables	7.2	126,615,731	110,329,634
Other non-financial liabilities	8.2	46,742,278	35,235,987
Debts and loans accruing interest	7.3	244,069,028	173,540,663
Liabilities from compensation and benefits for employees	8.3	30,284,344	38,986,654
Income tax payable		26,513,074	69,818,156
Provisions	Exhibit E	3,360,774	3,384,131
		477,585,229	**431,295,225**
Total liabilities		**910,907,437**	**919,565,949**
Total equity and liabilities		**3,198,559,995**	**3,063,945,292**

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six-month period ended June 30, 2025

(1)	It includes 11,403,875 own treasury shares
(2)	It corresponds to the payment of dividends decided at the Shareholders’ Meeting dated May 14, 2025 of the subsidiary Central Vuelta de Obligado S.A.

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six-month period ended June 30, 2024

(1) It includes 11,403,875 own treasury shares

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

CONSOLIDATED STATEMENT OF CASH FLOWS

for the six-month period ended June 30, 2025

June 30, 2025	June 30, 2024
	Unaudited	
	ARS 000	ARS 000
Operating activities		
Income (loss) for the period before income tax	203,931,771	117,755,340
Adjustments to reconcile the profit for the period before income tax with net cash flows:		
Depreciation of property, plant and equipment	59,945,714	66,857,878
Amortization of intangible assets	987,853	2,098,791
Income (loss) from the sale of property, plant and equipment and inventory	518,703	(50,688)
Recovery (charge) for fiscal credits discount	75,548	(318,939)
Gained interest from clients	(8,753,980)	(23,717,181)
Financial income	(56,830,368)	(54,280,329)
Financial costs	90,258,732	111,324,207
Insurance recovery	(6,901,062)	(510,920)
Interest in the net income (loss) of associates	(52,483,159)	(4,112,418)
Income (loss) from investment in entities measured at fair value	(40,658,085)	(1,136,928)
Movement in provisions and charge to long-term benefit plan for employees	2,680,126	9,986,892
Revaluation of biological assets	(11,272,453)	(21,515,844)
Clients' exchange difference	(21,325,050)	(39,634,043)
Net effect CAMMESA Agreement -SE Resolution No. 58/2024 and 66/2024	-	(12,962,724)
Loss from exposure to changes in the purchasing power of currency	3,465,243	(52,436,848)
Changes in operating assets and liabilities:		
Increase (Decrease) in trade receivables and other receivables	(14,205,331)	35,875,377
Increase) Decrease in other non-financial assets, inventory and biological assets	(12,179,431)	7,123,833
Increase (Decrease) in trade payables, other payables, other non-financial liabilities and liabilities due to benefits for employees	15,519,767	(69,759,700)
Interest received from clients	10,107,912	25,981,602
Paid income tax	(26,253,893)	(14,479,863)
Paid fiscal interest	(123,509)	(473,199)
Collected insurance recovery	9,989,708	510,920
Net cash flow from operating activities	**146,494,756**	**82,125,216**
Investment activities		
Acquisition of property, plant and equipment, and inventory	(113,789,371)	(60,719,076)
Collected dividends	23,480,133	9,372,968
Sale of property, plant and equipment	-	50,688
Acquisition of associates	(5,172,973)	-
(Acquisition) Sale of other financial assets, net	(26,788,044)	35,733,750
Net cash flow used in investment activities	**(122,270,255)**	**(15,561,670)**
Financing activities		
Received down payments in bank current accounts and constituent accounts	5,225,331	10,369,107
Cancellation of down payments in bank current accounts and constituent accounts	(25,027,340)	(4,368,872)
Received loans and other financial debts	31,636,257	74,394,689
Paid loans and other financial debts	(17,785,646)	(115,510,856)
Paid interest and other financial costs of loans and other financial debts	(14,327,747)	(31,264,109)
Paid commissions and bank expenses	(736,822)	(513,698)
Paid dividends	(883,590)	(17,119,015)
Net cash flow used in financing activities	**(21,899,557)**	**(84,012,754)**
Net increase (decrease) in cash and short-term placements	**2,324,944**	**(17,449,208)**
Exchange difference and other financial results	571,939	411,206
Loss from exposure to changes in the purchasing power of currency due to cash and short-term placements	(930,245)	(9,925,514)
Cash and short-term placements as of January 1	4,422,490	33,762,349
Cash and short-term placements as of January 1	**6,389,128**	**6,798,833**

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the six-month period ended June 30, 2025

1.	Corporate information and principal activity of the Group

Central Puerto S.A. (hereinafter the “Company”, or “CPSA”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation.

CEPU was incorporated pursuant to Executive Power Order No. 122/92, in accordance with Law No. 24065, which law subjected to total privatization the electricity generation, transportation, distribution and sales activities in charge of Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”).

On April 1, 1992, the Consortium-Awardee took possession over Central Puerto S.A., and the new company started operations.

Our shares are listed on BYMA (“Bolsas y Mercados Argentinos”) and, since February 2, 2028,

on the NYSE (“New York Stock Exchange”), under the ticker “CEPU”.

In order to carry out its electric energy generation activity, the Group owns the following assets:

–  Puerto Nuevo and Nuevo Puerto thermal power stations, located in the City of Buenos Aires, with a thermal installed power of 1,747 MW, and a plant of combined cycle and steam turbines.

–     Thermal power stations, located in Luján de Cuyo, province of Mendoza, with a joint installed capacity of 576 MW and a steam generating capacity of 125 tons per hour.

–  The concession right of the Piedra del Águila hydroelectric power station located at the edge of Limay river, province of Neuquén, with four 360 MW generating units.

–  The thermal power station Brigadier López, located in Sauce Viejo, province of Santa Fe, with an installed power of 280.5 MW (open-cycle operation).

–  The thermal cogeneration power station Terminal 6 - San Lorenzo, located in Puerto General San Martín, province of Santa Fe, with an installed power of 391 MW and 340 tons per hour of steam production.

–  The thermal power station Costanera, located in the City of Buenos Aires is made up by four turbo-steam units with an installed power capacity of 661 MW and two combined cycle plants with a power capacity of 1,128 MW.

–  Generation power stations using renewable energy sources with a capacity of 473.8 MW of commercially available installed capacity from renewable energy sources, distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (iv) wind farm Los Olivos 22.8 MW, (vii) wind farm Manque 57 MW and (viii) solar farm Guañizuil II A 100 MW.

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

–    Shareholding in the companies Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”), which operate thermal generation power stations with an installed capacity of 865 MW and 873 MW, respectively; and in the company Central Vuelta de Obligado S.A. (“CVOSA”), whose purpose was the management of construction and, currently, the operation of a combined-cycle power station with an installed power of 816 MW.

During 2022, within the framework of MEyM Resolution No. 281/2017, the Group was awarded the project “"Parque Solar San Carlos” (solar power station) with a 10 MW power. This project is being built in San Carlos, province of Salta.

In addition, the Group is linked to the natural gas distribution sector in Cuyo and Central regions of the Argentine Republic through the investment in the associated companies that belong to ECOGAS Group. See Note 11.2

On July 19, 2018, the Argentine Gas Regulating Entity (ENARGAS) filed the Company with the Registry of Traders and Trade Agreements of ENARGAS. Later, on March 22, 2024, the subsidiary Puerto Energía S.A.U. was also filed as a natural gas trader in such registry. Therefore, on September 20, 2024, it was admitted as trader participant in MEM (Wholesale Electricity Market).

Also, through Proener S.A.U., a company fully controlled by CPSA, the Group is engaged in the forest activity since Proener S.A.U. is the parent company of: a) Forestal Argentina S.A. and Loma Alta Forestal S.A.; such companies own forestry assets which consist of 72,000 hectares approximately in Entre Ríos and Corrientes provinces, in which 46,000 hectares approximately are planted with eucalyptus and pine tree, and b) Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A.; such companies own forest assets that are made of approximately 88,000 hectares in Corrientes province, from which 28,900 are planted with pine tree (over a total 36,900 hectares plantable area).

Finally, the Group has begun to participate in the mining sector through an interest in the Diablillos silver and gold mining project located in northwestern Argentina, and through an interest in the lithium mining project Tres Cruces, located in the province of Catamarca.

The issuance of Group’s consolidated financial statements for the six-month period ended June 30, 2025 was approved by the Company’s Board of Directors on August 7, 2025.

1.1.	Overview of Argentine Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market (MEM) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (Forward Market) and also, where prices are established on an hourly basis based on the economic production cost, represented by the short term marginal cost measured at the system’s interconnection center (“Spot market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-government organization that was established to administer the MEM and functions as a clearing house for the different market participants operating in the MEM. Its main functions include the operation of MEM and dispatch of generation and price calculation in the Spot market, the real-time operation of the electricity system and the administration of the commercial transactions in the electricity market.

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

After the Argentine economic crisis in 2001 and 2002 and the Convertibility Law, the costs of generators increased as a result of the Argentine peso devaluation. In addition, the price of fuel for their generation increased as well. The increasing generation costs combined with the freezing of rates for the final user decided at the time by Argentine administration led to a permanent deficit in CAMMESA accounts, which faced difficulties to pay the energy purchases to generators. Due to this structural deficit, the Secretariat of Energy issued a series of regulations to keep the electricity market working despite the deficit.

1.2.	Amendments to the Wholesale Electricity Market (MEM) regulations

a)  Secretariat of Energy Resolutions No. 574/2023, 2/2024, 33/2024 and 78/2024. Executive Decree No. 718/2024

On July 11, 2023, Resolution No. 574/2023 was published, which extended for 60 days (with the possibility of being extended for 60 days more) the termination date for the Concession Agreement of the Hydroelectric Power Station Piedra del Águila, among other Argentine Hydroelectric Power Stations, whose concession term ended during 2023.

On January 17, 2024, through Resolution No. 2/2024, the transition period of the concession agreement was extended for 60 days as from February 28, 2024. Then, through Resolution No. 33/2024, published in the Official Gazette on March 18, 2024, the Secretariat of Energy extended again the transition term stated in the concession agreement for 60 days as from April 28, 2024, so that such term expires on June 27, 2024.

On May 17, 2024, through Resolution No. 78/2024, the transition period of the concession agreement was extended until the end of the term established in such agreement, i.e., as from December 28, 2024.

On August 12, 2025, Executive Decree No. 718/2024 was published in the Official Gazette, which extended the term for one year for CPSA to continue operating Piedra del Águila hydroelectric power station as the licensee, with a maximum term ending December 28, 2025. The mentioned Decree also established that, within the 180 days as from publication, the Secretariat of Energy shall call for a National and International Bid so as to proceed to the sale of the Companies’ shareholding package created for each of the hydroelectric power stations of Comahue. In this regard, on April 9, 2025, such term was extended for 15 days through Executive Decree No. 263/2025.

b)  Secretariat of Energy Resolutions No. 603/2024, 27/2025, 113/2025, 143/2025, 177/2025, 227/2025 and 280/2025.

During 2025, the remuneration values for power and energy not committed in agreements have been monthly updated as established by different resolutions issued by the Secretariat of Energy.

In this regard, on December 27, 2024, Secretariat of Energy Resolution No. 603/2024 was published in the Official Gazette whereby the remuneration values were updated, replacing Exhibits I to V of Resolution 387/2024 and ordering a 4% increase as from January 1, 2025. Afterwards and through Secretariat of Energy Resolutions No. 27/2025, 113/2025, 143/2025, 177/2025 and 227/2025 monthly updated the corresponding remuneration values by 4%, 1.5%, 1.5%, 2% and 1,5%, respectively. The increases ordered by Resolutions 143/2025, 177/2025 and 227/2025 were not applicable to certain hydroelectric dams, among which Piedra del Águila hydroelectric power station is included.

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

Finally, on June 30, 2025, Secretariat of Energy Resolution No. 280/2025 was published in the Official Gazette whereby the remuneration values were updated and a 1% increase was ordered as from January 1, 2025.

c)	Secretariat of Energy Resolution No. 21/2025

On January 28, 2025, Secretariat of Energy Resolution 21/2025 was published in the Official Gazette, which resolution established that the new electrical energy generation projects from conventional sources and with commission as from January 1, 2025 can enter into supply agreements in the Forward Market with large users and distributors. In addition, Secretariat of Energy Resolution No. 354/2024 was repealed, modifying Plan GasAr considerations and the natural gas consumption priorities in the Electric Market. It is also established that as from March 1, 2025, generators selling their energy in the spot market can buy their fuel, and that such will be recognized by CAMMESA as per the production variable cost stated and acknowledged by the generator. The cost of energy not supplied in MEM is also set with a maximum value of 1500 USD/MWh when such does not exceed 10% of the system’s supply. Finally, the Energía Plus scheme is abolished, while keeping in force the existing agreements until their termination.

d)	Secretariat of Energy Resolution No. 67/2025

On February 17, 2025, Secretariat of Energy Resolution 67/2025 was published in the Official Gazette whereby the National and International Open Bid “Almacenamiento AlmaGBA” was authorized so as to enter into storage generation agreements with MEM distribution companies, Edenor and Edesur, and with CAMMESA as last-instance guarantor, as per the Terms and Conditions approved by this resolution.

This new energy storage system will permit covering the short-term capacity requirements and provide fast-response storage services, as shown by the Battery Energy Storage System.

On July 15, 2025, tenders were submitted. The Group presented a 150 MW projects in Nuevo Puerto power station and a 55 MW project in Central Costanera. As per the AlmaGBA Call schedule, the award of the successful bids is expected for August 29, 2025.

e)	Executive Decree No. 450/2025.

On July 7, 2025, Executive Decree No. 450/2025 was published in the Official Gazette whereby the Executive Power approved adjustments and amendments to the Electrical Energy Acts (Laws No. 15336 and 24065), which form the Electrical Regulatory Framework, based on the delegation made by Bases Act (see Note 13).

In this regard, the Executive Power highlighted the delegation bases are targeted at recovering the aim of reducing the intervention of the National Government in the prices and contracts system so as to provide greater freedom to private actors and greater legal security ensuring long-term supply. On the other hand, the electrical energy federal regime is consolidated, preserving the supremacy of the national regulatory regime over local provisions, so as to avoid hindering the free circulation of energy.

This way, through Decree No. 450/2025, a 24-month transition period was set for the necessary amendment of the regulations and supplementary standards. In this regard, the Secretariat of Energy must implement the necessary measures for a gradual, ordered and foreseeable transition towards the objectives established in Section 2 of Law 24065 and the full application of such law and its regulations.

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

In addition, it was established that during the transition period, the Secretariat of Energy will issue the necessary standards:

–    To decentralize (vertical/horizontal/cross-sectional) and achieve a hydrocarbon competition market so as to attain a free purchase of fuel by electrical producers;

–  To ensure the effectiveness of the guarantee measures aimed at regulating collection and ensuring collectability of the contracts with distributors;

–   To establish remuneration criteria for thermal generation to grant the companies greater efficiency when acquiring natural gas, liquefied natural gas, gas oil and fuel oil;

–   To establish transference progressive mechanisms to MEM Distributors Demand and Large Users of the different electrical energy purchase and sale agreements entered into with CAMMESA on behalf of MEM Demand.

–  To establish the transference mechanism to MEM Offer of the different fuel purchase and sale agreements entered into by CAMMESA;

–   To review all the standards forming the “Procedures” issued during the economic emergency established by the National Emergency and Exchange System Reform Act (Law No. 25561) so as to define its abolishment or maximum validity term during the transition period.

2.	Presentation basis of the consolidated financial statements

2.1.	Applied Professional Accounting Standards

The Group prepares its condensed consolidated financial statements pursuant to the regulations in force of the Argentine Securities Commission (CNV) on Chapter III, Title IV of CNV Regulations (restated text 2013 as amended). Under section 1 of such section of the Regulations, companies issuing marketable securities must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which resolution establishes the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), its amendments and adoption circulars of IFRS that FACPCE may establish in accordance with such Technical Resolution. Interim condensed financial statements must apply the International Accounting Standard 34 (“IAS”) “Interim Financial Reporting”.

2.2.	Basis of presentation and consolidation

These condensed consolidated financial statements for the six-month period ended June 30, 2025 were prepared applying the financial information framework prescribed by CNV as mentioned in Note 2.1.

In preparing these condensed consolidated financial statements, the Group applied the significant accounting policies, estimates and assumptions described in notes

2.3 and 2.4 of the financial statements for the fiscal year ended December 31, 2024, already issued.

These condensed consolidated financial statements include all the necessary information for a proper understanding by their users of the relevant facts and transactions

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

subsequent to the issuance of the last annual financial statements for the fiscal year ended December 31, 2024 and up to the date of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the fiscal year ended December 31, 2024.

These condensed consolidated financial statements are stated in ARS, which, at the same time, is the Company’s functional currency, and every figure has been rounded to the nearest thousand (ARS 000), except as otherwise indicated.

2.2.1.	Measurement unit

The interim condensed consolidated financial statements as of June 30, 2025, including the figures for the previous period were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution No. 777/2018 of the Argentine Securities Commission (this fact not affecting the decisions taken on the financial information for such period). As a result, the financial statements are stated in the measuring unit current at the end of the reporting period.

The effects caused by the application of IAS 29 are detailed in note 2.2.2 to the already issued consolidated financial statements for the fiscal year ended December 31, 2024.

Considering that index, inflation amounted to 15.10% and 79.77% for the six-month periods ended June 30, 2025 and 2024, respectively.

2.3.  Changes in accounting policies New standards and interpretations adopted

As from the fiscal year beginning January 1, 2025, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Lack of Exchangeability (Amendments to IAS 21)

The effects of the variations in the exchange rates of currency specify how an entity should evaluate whether a currency is exchangeable and how it should determine an exchange rate in cash when there is lack of exchangeability. Amendments also require the disclosure of information allowing users of its financial statements understand how the lack of exchangeability of currency affects or is expected to affect the financial performance, the financial position and the cash flows of the entity.

The amendments are effective for the periods of annual reports starting January 1, 2025 or after. When applying the amendments, the entities will not be able to restate comparative information.

These amendments have not had significant impacts on the financial statements of the Group.

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3.	Operating segments

The following provides summarized information of the operating segments for the six-month periods ended June 30, 2025 and 2024:

(1)	It includes information on the associates.
(2)	It includes the results related with the resale of gas transportation and distribution capacity.
(3)	It includes adjustments and derecognitions related with the investments recorded at proportional equity value.

(4) It includes Loss from exposure to changes in the purchasing power of currency, interest in the net income (loss) of associates, financial income and costs, income (loss) from investments in entities measured at fair value and income tax.

(5)	It corresponds to the operating income (loss) before deducting depreciations and amortizations.

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4.	Income from ordinary operations

5.	Other income and expenses

5.1.	Other operating income

(1)	It includes 8,196,433 and 14,516,411 related to CVO receivables for the six-month periods ended June 30, 2025 and 2024, respectively.
(2)	It includes 24,728,835 and 33,721,401 related to CVO receivables for the six-month periods ended June 30, 2025 and 2024, respectively.
(3)	It includes 4,051,969 and 6,403,837 related to CVO receivables for the three-month periods ended June 30, 2025 and 2024, respectively.
(4)	It includes 17,683,955 and 15,850,094 related to CVO receivables for the three-month periods ended June 30, 2025 and 2024, respectively.

5.2.	Other operating expenses

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5.3.	Financial income

(1)	Net of 79,846 corresponding to turnover tax for the six-month periods ended June 30, 2025 and 397,647 for the six-month period ended June 30, 2024.

5.4.	Financial costs

6.	INCOME TAX

The main components of income tax for the six-month periods ended June 30, 2025 and 2024 are the following:

Consolidated statement of income and comprehensive income

(1)       It includes 27,280,175 corresponding to the update of tax losses.

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The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the income tax rate for the six-month periods ended June 30, 2025 and 2024, is as follows:

Deferred income tax

Deferred income tax corresponds to the following:

Net deferred tax liabilities in the consolidated balance sheet

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7.	Financial assets and liabilities

7.1. Trade receivables and other receivables

	June 30, 2025	December 31, 2024
	ARS 000	ARS 000
Non-current		
Trade receivables -CAMMESA	124,979,460	157,268,356
Receivables with shareholders(Note 10)	6,959,794	115,481
Guarantee deposits	43	49
	131,939,297	**157,383,886**
Current		
Trade receivables -CAMMESA	227,647,020	206,009,088
Trade receivables - YPF S.A. and YPF Energía Eléctrica S.A.	6,480,547	5,861,395
Trade receivables -Large users	24,644,923	23,080,616
Trade receivables -Forestry clients	3,198,415	3,206,447
Accounts receivables with associates and other related parties (Note 10)	82,615	95,464
Other receivables	12,976,913	12,426,935
	275,030,433	**250,679,945**
Provision for value depreciation- Exhibit E	(183,191)	(103,247)
	274,847,242	**250,576,698**

CVO receivables: As described in note 1.2.a), in 2010 the Company approved a new agreement with the former Secretariat of Energy (the “CVO Agreement”) and, as from March 20, 2018, CAMMESA granted Central Vuelta de Obligado thermal power station commercial authorization to operate as a combined cycle (the “Commercial Authorization”).

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”. CVO receivables are expressed in USD and they accrue LIBOR interest, plus a 5% rate. Due to the fact that as from June 30, 2023, the LIBO rate were suspended, so as to determine the applicable interest, such rate was replaced by SOFR (Secured Overnight Financing Rate), published in Chicago Mercantile Exchange (CME), plus a 0.11448% fixed spread.

As a consequence of the Commercial Authorization and in accordance with the CVO Agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments.

During the six-month periods ended June 30, 2025 and 2024, collections of CVO receivables amounted to 41,886,399 and 33,580,796, respectively.

The information on the Group’s objectives and credit risk management policies is included in Note 17 to the already issued consolidated financial statements for the fiscal year ended December 31, 2024.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

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7.2. Trade payables and other payables

Trade payables do not accrue interest and are normally settled on 60-day terms.

The information on the Group’s objectives and fiscal risk management policies is included in Note 17 to the already issued consolidated financial statements for the fiscal year ended December 31, 2024.

For the terms and conditions of payables with related parties, refer to Note 10.

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7.3.1.	Loans from the IIC-IFC

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U.(“CP La Castellana) and CP Achiras S.A.U. (“CP Achiras”) (both of which are subsidiaries of CPR), respectively, agreed with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “IDB Group”, and together with IFC, “Senior Creditors”) on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of up to USD 100,050,000 and USD 50,700,000, respectively.

As per the terms of the Agreement entered into with CP La Castellana, USD 5 million accrue an interest rate equal to LIBO rate plus 35%, and the rest at LIBO rate plus 5.25% until August 15, 2023. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, CP La Castellana, together with IDB Group and IFC, amended loan agreements on June 29, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue a fixed interest rate equal to 8.05%, and the rest accrue a 6.77% fixed interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

As per the executed loan agreement and among other obligations undertaken, the subsidiaries CP La Castellana and CP Achiras committed to keep a Historical Senior Debt Service Coverage Ratio of at least 1.20:1.00 until the project’s termination date. Such ratio is calculated by dividing the addition of EBITDA for the last most recent four financial quarters previous to the calculation date by the amount of all scheduled overdue debt payments in those four quarters.

In addition, as guarantee of the obligations undertaken, the subsidiaries CP La Castellana and CP Achiras have a pledge in favor of IFC and IIC with a first degree recording on the financed assets.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the compliance date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

As of February 16, 2023, CP La Castellana and CP Achiras have fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Guarantee Agreement posted by CPSA was released.

The Company also agreed to maintain, unless otherwise agreed to in writing by each senior lender, ownership and control of CP La Castellana and CP Achiras as follows: (i) until each project compliance date,(a) to keep (x) directly or indirectly, at least 70% (seventy percent) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras; and (b) CPR shall keep x) directly, 95% (ninety-five percent) beneficial ownership of CP La

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Castellana and CP Achiras. In addition, (ii) after each project compliance date, the Company shall keep (x) directly or indirectly, at least 50.1% (fifty and one tenth percent) beneficial ownership of each of CP La Castellana, CP Achiras and CPR; and (y) control of CP La Castellana, CP Achiras and CPR; and CPR shall maintain control of CP La Castellana and CP Achiras. Finally, there are certain requirements CP Achiras and CP La Castellana must fulfill for the payment of dividends.

As of June 30, 2025, the Group has complied with all the foregoing requirements established in the loan agreements.

Under the subscribed trust guarantee agreement, as of June 30, 2025 and as of December 31, 2024, there are trade receivables with specific allocation for the amount of 7,471,123 and 5,062,587, respectively.

As of June 30, 2025 and December 31, 2024, the loans balance amounts to 89,575,137 and 94,943,160, respectively.

7.3.2.	Kreditanstalt für Wiederaufbau Loan (“KfW”)

On March 26, 2019, the Company entered into a loan agreement with KfW for an amount of up to USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to Luján de Cuyo cogeneration unit project.

As per the terms of the Agreement, this loan accrues an interest rate equal to LIBO plus 1.15%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, the Company and KfW amended the loan agreement on June 30, 2023, replacing LIBO rate with the SOFR plus a fixed CAS of 0.26161%. The loan is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to keep as of December 31 of each year a debt ratio of no more than 3.5:1.00. The Company has complied with that requirement.

As of June 30, 2025 and December 31, 2024, the loan balance of this loan amounts to 25,564,715 and 27,073,135, respectively.

7.3.3.	IFC Loan to the subsidiary Vientos La Genoveva S.A.U.

On June 12, 2019, Vientos La Genoveva S.A.U., subsidiary of CPSA, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

As per the terms of the Agreement, this loan accrued an interest rate equal to LIBO plus 6.50% until August 15, 2023. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva S.A.U. together with IFC amended this agreement on June 14, 2023, replacing LIBO rate with SOFR plus a CAS of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 55 installments as from November 15, 2020.

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As per the executed loan agreement and among other obligations undertaken, the subsidiary Vientos La Genoveva S.A.U committed to keep a Historical Senior Debt Service Coverage Ratio of at least 1.20:1.00 until the project’s termination date. Such ratio is calculated by dividing the addition of EBITDAs for the last most recent four financial quarters previous to the calculation date by the amount of all scheduled overdue debt payments in those four quarters.

In addition, as guarantee of the obligations undertaken, the subsidiary Vientos La Genoveva S.A.U has a pledge in favor of IFC with a first degree recording on the financed assets.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guaranteed, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the projects reach compliance date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee Agreement, among other obligations, CPSA has committed, until the project compliance date, to keep (i) an indebtedness ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of no less than 2.00: 1.00. In addition, CPSA, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U.

As of November 29, 2024,Vientos La Genoveva S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Guarantee Agreement posted by CPSA was released.

Finally, there are certain requirements Vientos La Genoveva S.A.U. must fulfill for the payment of dividends.

As of June 30, 2025, the Group has complied with all the foregoing requirements established in the loan agreement.

Under the subscribed trust guarantee agreement, as of June 30, 2025 and as of December 31, 2024, there are trade receivables with specific allocation for the amount of 3,537,314 and 2,633,643, respectively.

As of June 30, 2025 and December 31, 2024, the loan balance of this loan amounts to 65,631,246 and 67,351,755, respectively.

7.3.4.   Banco de Galicia y Buenos Aires S.A. loan to the subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

As per the terms of the Agreement, this loan accrued LIBO rate plus 5.95%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva II S.A.U. and Banco de Galicia y Buenos Aires S.A. entered into an Amendment Agreement on July 21, 2023, whereby the interest rate changed to SOFR plus a fixed CAS of 0.42826% applicable as from July 24, 2023. The loan is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

Within the framework of this loan agreement, the subsidiary Vientos La Genoveva II S.A.U. committed to keep: (i) a financial debt and EBITDA ratio lower than 3.75 until the end of June 2025 and than 2.25 from that date onwards; and (ii) an EBITDA and financial debts services ratio higher than 1.00 until late June 2025 and than 1.10 from that date onwards, both until the total payment of the owed amounts. On June 18, 2025, due to the amendment extended by Banco Galicia y Buenos Aires S.A. in relation with the merger absorption of companies CPRES, CP Manque S.A.U. and CP Los Olivos S.A.U., Vientos La Genoveva II S.A.U. committed to keep: (i) a financial debt and EBITDA ratio lower than 3.75, and (ii) an EBITDA and financial debts services ratio higher than 1.00, both until the total payment of the owed amounts. Finally, there are certain requirements such subsidiary must fulfill for the payment of dividends. As of June 30, 2025, the subsidiary has complied with the mentioned requirements.

On May 24, 2019, CPRES (company currently absorbed by Vientos La Genoveva II S.A.U.) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to finance the construction of wind farm “La Castellana II”. As per the provisions of the executed agreement, this loans accrues a 8.5% fixed interest rate during the first year, which will be annually increased by 0.5% until the sixty-first interest period, and it is amortizable in 25 installments as from May 24, 2020.

As per the executed loan agreement, the subsidiary CPRES committed to keep certain financial ratios until the complete payment of the owed amounts. As of June 29, 2024 and June 28, 2025, the subsidiary company CPRES got waivers to compliance with the mentioned ratios and of other obligations of the agreements in relation to the claim-related expenses included in the line of Other operating expenses of the statement of income statement for the fiscal year ended December 31, 2024. Due to the corporate reorganization through which CPRES was absorbed by Vientos La Genoveva II S.A.U., as from June 18, 2025, the ratios to comply with are the previously mentioned in relation with the loan granted to Vientos La Genoveva II.

In addition, as guarantee of the obligations undertaken, the subsidiary Vientos La Genoveva II S.A.U. keeps a pledge in favor of Banco de Galicia y Buenos Aires S.A. with a first degree recording on the financed assets.

Other agreements and related documents, as the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. and CPRES until total fulfillment of the guaranteed obligations or until the project reaches the projects’ compliance date, whatever happens first), guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been executed.

As of September 3, 2021,Vientos La Genoveva II S.A.U.and CPRES have fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released.

As of June 30, 2025 and December 31, 2024, the loans balance amounts to 12,531,885 and 17,062,913, respectively.

7.3.5.	Financial trust corresponding to Thermal Power Station Brigadier López

Within the framework of the acquisition of Thermal Power Station Brigadier López, the Company assumed the capacity of trustor in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous owner of the thermal power station. The financial debt balance at the transfer date of the power station was USD 154,662,725.

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

According to the provisions of the trust agreement, the financial debt accrued an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and it was monthly amortizable. On April 5, 2022, the owed amount was paid in full.

Under the trust agreement, as of June 30, 2025 and December 31, 2024, there are trade receivables with specific allocation for the amount of 884,757 and 1,018,328, respectively.

During December 2024, CPSA started an arbitration in the Chamber of Commerce of the Argentine Republic so as to recover the amounts corresponding to the reserve fund and to continue to the subsequent dissolution of the Trust.

7.3.6.	CPSA corporate bonds program

On July 31, 2020, the Special Shareholders’ Meeting of the Company approved the creation of a new global issuance program of corporate bonds for a maximum amount of up to USD 500,000,000 (or its equivalent in other currency), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program. On June 11, 2025, CNV approved the extension of the validity term of the Program until October 29, 20230 and the extension of its amount for up to USD 1,000,000,000.

Within this program framework, the Company issued two types of corporate bonds. On the one hand, on September 17, 2023, the paying in and liquidation of the Class A Corporate Bond (CB) took place, denominated, paid-in and payable in US dollars abroad. The characteristics of this CB are the following: i) face value issued: USD 37,232,818; ii) interest rate, determined by bidding: 7%, iii) periodicity of the interest coupon: six months, iv) amortization: bullet, v) term: 30 months to be counted as from September 17, 2023 and vi) applicable law and deposit place: Argentina, Caja de Valores S.A.

On the other hand, on October 17, 2023, the paying in and liquidation of the international bond denominated “10% Senior Notes due 2025” (Class B CB) took place. Such bond is denominated, paid-in and payable in US dollars abroad, under the Reg S scheme. The characteristics of this bond are the following: i) face value issued: USD 50,000,000; ii) interest rate, determined by bidding: 10%,

iii) periodicity of the interest coupon: six months, iv) amortization: bullet, v) term: 24 months to be counted as from October 17, 2023 and vi) applicable law and deposit place: New York, Euroclear.

On October 20, 2023, the Company decided to reopen the Class A CB. This procedure allows to offer in the market a security which replicates the conditions of the security already offered, incorporating the interest rate determined in the original offer (7%) and to bid the price. As a result of this process, the Company issued additional USD 10,000,000 for the Class A CB, with an issuance price of 102.9%.

7.3.7.	Purchase of the Company’s own shares

On August 24, 2023, the Company’s Board of Directors approved the creation of a program for the acquisition of the shares issued by the Company as per the regulations in force, for a maximum amount of up to USD 10,000,000 or the lowest amount from the acquisition until reaching 10% of the share capital and for a 180-calendar-day period counted as from the business day following the publication of the purchase in the market’s media, which shall be subject to any term renewal or extension.

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The acquisition procedures could be conducted by the Company and/or its subsidiaries with a daily limit for operations of up to 25% of the average volume of daily transactions for the share in the markets in which it is listed, considering to such end the previous 90 rate business days. The maximum price to be paid was USD 8 per American Depositary Receipt (“ADR”) in the NYSE and up to a maximum of ARS 605 per share in BYMA, which was increased to ARS 800 per share as per the decision of the Company's Board of Directors on October 17, 2023. As of June 30, 2025, CPSA has acquired 2,552,027 of its own shares under the program for a total amount of 1,514,755.

The operations conducted through this program have been recorded as own shares acquisitions as per IAS 32. Therefore, the consideration paid for such shares was directly recorded under Equity under the “Other equity accounts” item.

7.3.8.	Mitsubishi Corporation Loan

On November 29, 1996, the Company Central Costanera S.A. entered into an Agreement with Mitsubishi Corporation for the installation of a combined cycle power station. The original agreement include a USD 192.5 million financing in 12 years counted as from the provisional reception of the project, with an annual 7.42 % fixed rate and a semester capital and interest

On October 27, 2014, Central Costanera S.A. y Mitsubishi Corporation agreed on the restructuring of such liabilities. Among the main restructuring conditions, the following stand out: accrued and accumulated interest remission as of September 30, 2014 for the amount of USD 66,061,897; the rescheduling of capital due date for the amount of USD 120,605,058 for an 18-year term, with a 12-month grace period, which must be totally paid before December 15, 2032; and a minimum annual payment of USD 3,000,000 in concept for capital, in quarterly installments; an annual 0.25% fixed rate. And certain dividend payment restrictions were agreed on.

Considering the restrictions imposed by the Argentine Central Bank (see Note 13), several addenda to the loan agreement were entered into as from September 30, 2020.

The loan considers certain financial restrictions, which as of June 30, 2025 have been completely fulfilled by Central Costanera S.A. Moreover, as guarantee of the obligations undertaken, Central Costanera S.A has a pledge in favor of Mitsubishi Corporation with a first degree recording on the financed asset, whose amount varied based on the obtained refinancing.

As of June 30, 2025 and December 31, 2024, the loans balance amounts to 40,171,608 and 39,686,483, respectively.

7.3.9.	Equinor Wind Power AS Loans

As a result of the acquisition of the solar farm Guañizuil II A, the Group assumed the liabilities corresponding to the loan granted to the subsidiary Cordillera Solar VIII S.A., currently CP Cordillera Solar S.A. (“CPCS”), by its previous shareholder Equinor Wind Power AS, for a principal amount of USD 62,199,879 and interest for USD 8,983,951. As a guarantee for such loan, CPCS duly gave a first ranking pledge over certain properties, plant, and equipment of such company in favor of Equinor Wind power AS.

On October 18, 2023, both parties agreed on a refinancing plan for a 24-month term counted as from the refinancing date at a 9% annual rate. In addition, on such date, CPCS paid a principal amount of USD 40 million with funds obtained through the loan described on Note 7.3.10.

Moreover, as a result of the acquisition, the Group acquired the liabilities for the loan Junior Shareholder Loan

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

Agreement granted to CPCS for an amount of USD 1,768,897, which on October 18, 2023, was refinanced at a 9% annual rate to be paid 24 months after the refinancing date.

On September 6 and 7, 2024, both loans were canceled in full and the guarantees associated to them were also canceled.

7.3.10. Loan from Banco Santander International

On October 18, 2023, the subsidiary CPCS agreed on financing with Banco Santander International for an amount of USD 40 million at a 6.5% annual rate to be paid on the 24 months after the granting of the loan.

As of June 30, 2025 and as of December 31, 2024, the balance of this loan amounts to 48,835,303 and 48,146,835, respectively.

7.3.11. Short-term loans for import financing

As of June 30, 2025, CPSA maintains a short-term loan with Banco Santander S.A. (Uruguay) for a total amount of USD 47,122, for the financing of the acquisition of equipment to be used in the closing-of-cycle project of the thermal station Brigadier Lopez. This loan accrues an interest at an effective 7% annual rate and was canceled in full on July 14, 2025.

On November 4, 2024, the subsidiary Central Costanera S.A. has entered into a short-term loan with Banco Santander S.A. (Uruguay) for a total amount of USD 36,318 for financing the import of materials and equipment. This loan accrues an interest at an effective 7% annual rate and its maturity date was May 5, 2025. This loan was canceled in full on its maturity date.

As of December 31, 2024, the subsidiary Vientos La Genoveva II S.A.U. maintains several short-term loans with Banco Santander S.A. (Uruguay) for a total amount of USD 1,353,776. These loans accrued interest at an effective 7% annual rate with maturities between January 28, 2025 and March 9, 2025. The loans described were aimed at financing the acquisition of trackers, panels and inverters and substations to be installed in the solar farm San Carlos, and were canceled on their maturity date.

7.4.       Quantitative and qualitative information on fair values

Valuation techniques

The fair value reported in connection with the abovementioned financial assets is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation transaction. The following methods and assumptions were used to estimate the fair values:

Management assessed that the fair values of current trade receivables approximate their book values largely due to the short-term maturities of these instruments.

The Group measures long-terms receivables at fixed and variable rates based on discounted cash flows. The valuation requires that the Group adopt certain assumptions such as interest rates, specific risk factors of each transaction and the creditworthiness of the customer.

Fair value of quoted debt securities, mutual funds, shares and corporate bonds is based on price quotations at the end of each reporting period.

The fair value of debts and loans accruing interest is equivalent to their book value.

Fair value hierarchy

The following table show the hierarchy in the fair value measurement of the financial assets measured at fair value on a recurring basis as of June 30, 2025 and 2024

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As of June 30, 2025	Measurement date	Fair value measurement using: Total ARS 000	Level 1 ARS 000	Level 2 ARS 000	Level 3 ARS 000
Assets measured at fair value					
Financial assets at fair value with changes in income(loss)					
Mutual funds	June 30, 2025	19,610,878	19,610,878	-	-
Public debt securities	June 30, 2025	224,305,891	224,305,891	-	-
Shares and corporate bonds	June 30, 2025	7,134,285	7,134,285	-	-
Interest rate swap	June 30, 2025	5,228,435	-	5,228,435	-
Interest in companies	June 30, 2025	68,265,298	68,265,298	-	-
Total financial assets measured at fair value		324,544,787	319,316,352	5,228,435	-

As of December 31, 2024	Measurement date	Fair valuie measurement using Total ARS 000	Level 1 ARS 000	Level 2 ARS 000	Level 3 ARS 000
Assets measured at fair value					
Financial assets at fair value with changes in income(loss)					
Mutual funds	December 31, 2024	14,837,110	14,837,110	-	-
Public debt securities	December 31, 2024	259,193,380	259,193,380	-	-
Shares and corporate bonds	December 31, 2024	1,357,108	1,357,108	-	-
Interest rate swap	December 31, 2024	7,635,777	-	7,635,777	-
Interest in companies	December 31, 2024	9,641,551	9,641,551	-	-
Total financial assets measured at fair value		292,664,926	285,029,149	7,635,777	-

There were no transfers between hierarchies and there were no significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements as at December 31, 2024.

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8.	Non-financial assets and liabilities

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8.3. Liabilities for compensations and benefits for employees

On January 2, 2024, the Company’s Board of Directors decided to partially release the optional reserve for dividends distribution in order to distribute a dividend of 5.75 pesos per share (value at historical currency).

On April 30, 2024, the Shareholders’ Meeting decided to increase the statutory reserve by 18,552,802 and to allocate the remaining retained earnings as of December 31, 2023 to the increase of the optional reserve for dividends distribution based evolution of the financial position of the Company and the dividends distribution policy in effect.

On November 7, 2024, the Company’s Board of Directors decided to partially release the optional reserve for dividends distribution in order to distribute a dividend of 39.47 pesos per share (value at historical currency).

On April 30, 2024, the Shareholders’ Meeting decided to increase the statutory reserve by 2,568,095 and to allocate the remaining retained earnings as of December 31, 2024 to the increase of the optional reserve for dividends distribution based evolution of the financial position of the Company and the dividends distribution policy in effect.

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10.	Information on related entities

The following table provides the transactions performed and the balances with related parties as of the closing of the corresponding period/year:

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Balances and transactions with shareholders

As of June 30, 2025 and December 31, 2024, there is a balance with shareholders of 6,959,794 and 115,481, respectively, corresponding to the personal property tax entered by the Company under the substitute decision maker scheme.

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the six-month periods ended June 30, 2025 and 2024, the Group has not registered any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which it operates.

During the six-month periods ended June 30, 2025 and 2024, the Group sold 0.21% and 0.26% of its shareholding in controlled companies, respectively, without such implying the loss of control over such companies. As per IFRS 10, the effects of such transactions were directly recognized in net equity.

On January 7, 2025, the Shareholders’ Meeting of the subsidiary CPR approved the redemption of the totality of shares held by the minority shareholders of that company, with the exception of one share held by Vientos La Genoveva II S.A.U., under the terms of section 220, paragraph 1 of the Business Entities Act (“LGS”), and voluntarily reduced the share capital as per section 203 of the LGS. Then, on March 31, 2025, CPSA acquired from Vientos La Genoveva II S.A.U. the remaining share. Pursuant to IFRS 10, the effects of such transactions were recognized directly on net equity.

On March 31, 2025, the Board of Directors of CPSA approved a corporate reorganization through which, subject to the approval of the Shareholders’ Meetings of the companies involved, CPSA would absorb the assets and liabilities of the subsidiary CPR. Since CPSA holds 100% of the shares of CPR, the equity of CPSA will not increase as the result of the merger, while CPR will be dissolved without liquidation. On May 22, 2025, the corporate reorganization was approved by the corresponding Shareholders’ Meetings. The effective merger will take place once all the corresponding conditions established in the Final Merger Agreement are met and subject to the approval of the corporate reorganization by the CNV, which as of the date of the issuance of these financial statements is pending

11.	Contracts, acquisitions and agreements

11.1.	Acquisition of equity interest in AbraSilver Resource Corp.

On January 31, 2025, Proener S.A.U. entered into an additional shares subscription agreement of the company AbraSilver Resource Corp., for an amount of 25,741,477 Canadian dollars, by means of which its shareholding in AbraSilver Resource Corp. increased to 9.9%.

AbraSilver Resource Corp is a Canadian company listed on the Canadian stock market, and is the owner of the silver-gold project Diablillos located in the Northwest region of Argentina. The investment is valued at fair value at the end of the reporting period and classified under the item “Other Financial Assets - Non-Current”.

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11.2.	Share Swap Offer and Split-Off of ECOGAS Group

On December 19, 2024, Ecogas Inversiones S.A. (“Ecogas”) made a public offer of shares subscription in kind and a voluntary swap, which consisted on (i) a voluntary share swap public offer of shares in Distribuidora de Gas Cuyana S.A. (“DGCU”) for new common shares of Ecogas at a swap ratio equivalent to 15.83467388 shares of DGCU for each new share and (ii) a voluntary share swap public offer of shares in Distribuidora de Gas del Centro S.A. ("DGCE") for new common shares of Ecogas at a swap ratio equivalent to 12.55431094 shares of DGCE for each new share. The liquidation date of the share swap was January 17, 2025. As a result of the share swap, as from that date the resulting direct shareholding of the Group in Ecogas is 26.17%, keeping 17.20% directly in DGCE. The effects of such transaction of 36,700,535 were registered under the item “Interest in the net income (loss) of associates” in the statement of income and the statement of comprehensive income for the six-month period ended June 30, 2025.

On March 31, 2025, the Board of Directors of CPSA approved the corporate reorganization, by means of which, subject to the approval by the Shareholders’ Meetings of the companies involved, CPSA splits its shareholding in the companies of Ecogas Group and 305,000 in cash, to be absorbed by the company Ecogas Inversiones S.A. On May 22, 2025, the corresponding Shareholders’ Meetings approved the corporate reorganization. The effective date of this split-off merger will take place once all the corresponding requirements established in the Split-Off Merger Final Agreement are met and after the CNV approves the corporate reorganization. The shares issued by Ecogas Inversiones S.A. in exchange of the incorporation of the mentioned split assets shall be received directly by CPSA shareholders, at a ratio of 1 share of Ecogas Inversiones S.A. for each 18.6694 shares of CPSA.

As of June 30, 2025, the balance of “Investments in associates” of Ecogas Group amounts to 129,329,879.

12.	Comprehensive tax inflation adjustment

Pursuant to Law No. 27468, amended by Law No. 27430, for the determination of the amount of taxable net profits for the fiscal years commencing January 1, 2019, the inflation adjustment calculated from the application of the provisions set forth in the income tax law may be added to or deducted from the fiscal year’s tax income (loss). This adjustment will only be applicable if the variation percentage of the consumers price index (“IPC”) accumulated (a) during the 36 months prior to the closing of the fiscal year is higher than 100%, and (b) for the first, second, and third fiscal year commencing as of its effective date, the accumulated IPC variance is higher than 55%, 30% or 15% of such 100%, respectively. The positive or negative tax inflation adjustment, depending on the case, corresponding to the first, second and third period commenced as from January 1, 2018, which must be calculated in case of verifying the statements on the foregoing paragraphs (a) y (b), shall be charged in one sixth for that fiscal period and the remaining five sixths, equally, in the immediately following fiscal periods.

As of December 31, 2019 and during the following fiscal years, such conditions have been already met. Consequently, the current and deferred income tax have been registered in the fiscal year ended December 31, 2019 including the effects derived from the application of the tax inflation adjustment under the terms established by the income tax law.

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13.	Measures on the Argentine economy

On December 10, 2023, new government authorities took office, who issued a series of measures whose main objectives include the flexibilization of regulations for economic development, reduction of expenses towards reducing fiscal deficit, reduction of subsidies, among others. Within the context of the new government, in December 2023, there was a significant devaluation of the Argentine peso, which was reflected on the official exchange rate.

During 2024 and 2025, the Argentine government has taken actions towards achieving fiscal balance, which allowed it to achieve in the short term a primary financial surplus in respect to the Gross Internal Product, and an inflation slowdown process began.

Law No. 27742 “Bases Act”

On June 28, 2024, Law No. 27742 (“Bases Act”) was passed and came into force after its enactment by the Executive Power.

Regarding energy, the Bases Act modifies laws that form the regulatory framework of hydrocarbons, natural gas, biofuels, and electric energy, among others. These changes are aimed at rearranging the relationship between the government and the market so as to give predominance to private initiatives in order to gain in terms of competitiveness and maximize the profit obtained.

In this regard, the Bases Act enables the Executive Power to modify the Laws No. 15336 on Electric Energy and No. 24065 on the Regulatory Framework of Electric Energy, by guaranteeing the following bases:

–  Free international trade of electric energy.

–  Free trade, competition and expansion of markets, and the possibility for the final user to choose the supplier.

–  A clear setting of the different items to be paid by the final user.

–  The development of electric energy transportation infrastructure through open, transparent, efficient and competitive mechanisms.

–  The review of administrative structures of the electricity sector, modernizing and professionalizing them.

The Bases Act combines the gas and electricity regulating entities (ENRE and Enargas) in one National Gas and Electricity Regulating Entity, which shall have the same functions as the current ones. In this regard, on July 7, 2025, the Executive Power issued Decree No. 452/2025 which created such entity.

Foreign exchange market

As from December 2019, BCRA issued a series of communications whereby it extended indefinitely the regulations on Foreign Market and Foreign Exchange Market issued by BCRA that included regulations on exports, imports and previous authorization from BCRA to access the foreign exchange market to transfer profits and dividends abroad, as well as other restrictions on the operation in the foreign exchange market. In particular, it established the need of refinancing financial indebtedness with entities abroad, which met certain requirements. The effects these regulations had on the loans of the Group’s companies as of June 30, 2025, are described in Note 7.3.8.

Once the new authorities took office on December 10, 2023, restrictions on the payment of imports with custom

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

entry record were loosen as from December 13, 2023, whereas some restrictions imposed by BCRA to the access to the Single and Free Foreign Exchange Market (“MULC”) and to the operations in the foreign exchange market remained in effect.

On April 11, 2025, the Argentine government issued a series of measures aimed at loosening the regulatory framework that governs the access to the foreign exchange market. These measures include: (i) establishing a floating exchange rate band system, where the American dollar can fluctuate in the foreign exchange market; the initial band was between 1,000 pesos and 1,400 pesos, with its limits adjusting to a monthly rate of 1%; (ii) the elimination of the program which allowed the liquidation of income from exports using a divided mechanism of 80% through the foreign exchange market and 20% through the financial market; (iii) the elimination of exchange restrictions applicable to individuals, including the monthly purchase limit of 200 American dollars, as well as the crossed restrictions contained in Communication “A” 7340 of BCRA, eliminating also the tax recharge applied to the purchase of foreign currency in the foreign exchange market (still in effect for tourism and payments with credit cards) ; (iv) the authorization of the distribution of dividends by Argentine companies to foreign shareholders corresponding to the fiscal years commencing on 2025; and (vi) a one-time elimination of the 90-day retroactive period under Communication 'A' 7340 applicable to legal entities, allowing such entities to resume access to the foreign exchange market under normal conditions.

Income tax

On June 16, 2021, the Argentine Executive Power passed Law No. 27630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of the tax based on a structure of staggered rates based on the level of accumulated taxable net income. The estimated amounts in this scale will be annually adjusted, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year. For the 2024 fiscal year the applicable scale was: 25% up to the accumulated taxable net profit of 34.7 million pesos, 30% on the portion exceeding that amount up to 347 million pesos and 35% on the exceeding amount of such figure. Whereas for the fiscal year 2025 the applicable scale was: 25% up to the accumulated taxable net profit of 101.7 million pesos, 30% on the portion exceeding that amount up to 1,016.8 million pesos and 35% on the exceeding amount of such figure

Plan for the fostering of investments

In order to foster the productive matrix and at the same time generate employment and fiscal resources, the Argentine government has implemented in 2024 the “Incentives Regime for Large Investments” (RIGI), implemented through the Bases Act, which will grant fiscal benefits, access to foreign currency for imports and, under certain conditions, it will allow the remittance of profits to those investment projects presented and approved, corresponding to certain strategic sectors, which are able to generate exports in the medium and long term.

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

14.	Restrictions on profit distributions

Pursuant to the Business Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s share capital.

The profits that are distributed to natural persons of Argentina and abroad and foreign legal entities are subject to a withholding of 7% as dividend tax, to the extent that such profits correspond to fiscal years closed after December 31, 2017.

In addition, certain loan agreements establish requirements to distribute dividends (see Notes 7.3.1, 7.3.3, 7.3.4, and 7.3.8).

15.	Collaterals granted

As a result of Decree PEN No. 718/24 (see Note 1.2.a), on September 3, 2024, CPSA submitted a surety bond for the amount of USD 4,500,000 as a collateral for the extension of the Concession Agreement of the Complex Piedra del Águila hydroelectric power station, with a maximum term as at December 28, 2025.

On March 19, 2009, the Group entered into a pledge agreement with the former Secretariat of Energy to secure its obligations in favor of FONINVEMEM trusts by virtue of the operation and maintenance agreement of the Timbúes and Manuel Belgrano power stations, by which it pledged as a collateral 100% of the shares in TSM and TMB.

On the other hand, the shares acquired by the Group in Central Costanera S.A. have a pledge for which the Group will follow the procedure to achieve its termination.

Regarding the agreements described in Notes 7.3.10 and 7.3.11, the Group has granted T-BILLs as compliance collaterals which are included in the balance of other financial assets.

In addition, the Group has provided compliance collaterals for the agreements described in Notes 1.2.a and 18.3 to the consolidated financial statements for the period ended December 31, 2024, already issued, and in the Notes 7.3.1, 7.3.3, 7.3.4 and 7.3.8.

16.	Subsequent events

There are no other events or operations between the closing date of the fiscal year and the issuance date of these financial statements that could significantly affect those financial statements.

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

EXHIBIT A

PROPERTY, PLANT AND EQUIPMENT

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(1) See Note 2.3.8 to the consolidated financial statements for the fiscal year ended December 31, 2024, already issued.

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

EXHIBIT B

INTANGIBLE ASSETS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(1)	See Note 2.3.8 to the consolidated financial statements for the fiscal year ended December 31, 2024, already issued.

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EXHIBIT E

PROVISIONS DEDUCTED FROM ASSETS AND INCLUDED IN LIABILITIES

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(1)	Corresponding to the income (loss) from exposure to changes in the purchasing power of currency for the period.

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

EXHIBIT F

COST OF SALES

FOR THE SIX-MONTH AND THREE-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

EXHIBIT G

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

Account	June 30, 2025					December 31, 2024		
	Class and amount of foreign currency (thousands)		Effective Exchange rate (1)		Amount recorded in thousands of ARS	Class and amount of foreign currency (thousands)		Amount recorded in thousands of ARS
					ARS 000			ARS 000
NON CURRENT ASSETS								
Trade receivables and other receivables	USD	104,666	1,194	(2)	124,979,459	USD	132,339	157,268,356
Other financial assets	USD	3,058	1,196		3,657,368	USD	12,979	15,371,425
					128,636,827			**172,639,781**
CURRENT ASSETS								
Cash and cash equivalents	USD	2,275	1,196		2,720,900	USD	3,582	4,242,333
	EUR	1	1,407		1,407	EUR	1	1,230
Other financial assets	USD	188,389	1,196		225,313,244	USD	130,751	154,854,637
Trade receivables and other receivables	USD	113,756	1,194	(2)	135,834,140	USD	112,540	133,739,838
	USD	24,635	1,196		29,463,460	USD	19,974	23,656,160
					393,333,151			**316,494,198**
					521,969,978			**489,133,979**
NON-CURRENT LIABILITIES								
Debts and loans accruing interest	USD	173,304	1,205		208,831,320	USD	277,409	329.506.561
Trade payables and other payables	USD	-	-		-	USD	2,142	2,544,269
Provisions	USD	1,144	1,205		1,378,520	-	-	-
					210.209.840			**332,050,830**
CURRENT LIABILITIES								
Debts and loans accruing interest	USD	200,699	1,205		241,842,295	USD	87,370	103,778,133
Trade payables and other payables	USD	74,897	1,205		90,250,885	USD	59,468	70,636,123
	EUR	2,688	1,420		3,817,533	EUR	2,553	3,156,786
	SEK	1,233	128		157,924	SEK	1,832	198,954
					336,068,637			**177,769,996**
					546,278,477			**509,820,826**

USD: US dollar

EUR: Euro.

SEK: Swedish Krona

(1)	At the exchange rate as at June 30, 2025 as per Banco de la Nación Argentina.
(2)	At the exchange rate referenced in Communication “A” 3500 (wholesale) as at June 30, 2025 as per the Argentine Republic Central Bank.

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

Exhibit H

1 of 2

INFORMATION REQUIRED BY SECTION No. 64. PARAGRAPH I. SUBSECTION b) OF LAW No. 19.550

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

EXHIBIT H

2 of 2

INFORMATION REQUIRED BY SECTION No. 64. PARAGRAPH I. SUBSECTION b) OF LAW No. 19.550

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

INDIVIDUAL STATEMENT OF INCOME AND COMPREHENSIVE INCOME

for the six-month period ended June 30, 2025

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

INDIVIDUAL BALANCE SHEET
as of June 30, 2025

	Notes	June 30, 2025 Unaudited ARS 000	December 31, 2024 Audited ARS 000
Non-current assets			
Property, plant and equipment		989,486,991	928,811,116
Intangible assets		14,447,277	14,667,276
Investment in associates		155,596,713	126,581,056
Investment in subsidiaries	Exhibit C	1,093,556,885	961,695,020
Inventories		2,175,410	4,924,828
Other non-financial assets		605,581	697,005
Trade receivables and other receivables		126,967,787	152,124,312
Other financial assets		1,415,702	1,388,871
		2,384,252,346	**2,190,889,484**
Current assets			
Inventories		26,685,818	13,791,407
Other non-financial assets		22,800,081	25,930,805
Trade receivables and other receivables		209,675,181	188,974,152
Other financial assets		29,893,315	33,007,162
Cash and other short-term placements		386,289	849,852
		289,440,684	**262,553,378**
Total assets		**2,673,693,030**	**2,453,442,862**
Equity and liabilities			
Capital		1,514,022	1,514,022
Capital adjustment		621,177,898	621,177,898
Statutory reserve		124,538,384	121,970,289
Optional reserve		867,978,854	867,978,854
Other equity accounts		(46,372,720)	(47,049,163)
Optional reserve for future dividends payment		503,643,462	447,615,056
Retained earnings		161,322,481	58,596,501
Net equity		**2,233,802,381**	**2,071,803,457**
Non-current liabilities			
Trade payables and other payables		-	776,794
Other non-financial assets		21,548,631	27,459,391
Debts and loans accruing interest		21,474,088	79,132,337
Liabilities from compensations and benefits for employees		5,626,665	5,086,613
Deferred tax liabilities		48,763,754	40,915,055
		97,413,138	**153,370,190**
Current liabilities			
Trade payables and other payables		104,839,059	88,664,104
Other non-financial assets		37,476,250	26,460,683
Debts and loans accruing interest		159,642,083	65,782,215
Liabilities from compensations and benefits for employees		19,217,546	24,272,084
Deferred tax liabilities		21,295,881	23,082,485
Provisions		6,692	7,644
		342,477,511	**228,269,215**
Total liabilities		**439,890,649**	**381,639,405**
Total equity and liabilities		**2,673,693,030**	**2,453,442,862**

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

INDIVIDUAL STATEMENT OF CASH FLOWS

for the six-month period ended June 30, 2025

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

1.	Presentation basis of the individual financial statements

1.1.	Summary of the main professional accounting standards applied

The Company presents its individual financial statements according to CNV Regulations, which approved General Regulation No. 622. This regulation establishes that entities issuing shares and/or corporate bonds, with certain exceptions, must prepare their financial statements in accordance with Technical Resolution No. 26 (as amended) of FACPCE, which sets forth the adoption of IFRS as issued by IASB, while other entities will have the option to use IFRS or IFRS for SME in lieu of NCPA (Argentine Professional Accounting Standards).

1.2.	Presentation basis

These individual financial statements for the six-month period ended June 30, 2025 were prepared by applying NIIF.

When preparing these individual financial statements, the Company applied the presentation basis, accounting policies, and relevant accounting judgments, estimates and assumptions described in the attached consolidated financial statements for the six-month period ended June 30, 2025.

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

EXHIBIT C

INTEREST IN SUBSIDIARIES

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

Name and characteristics of securities and issuing entities	Class	Face value	Amount	Cost value	Quote value	Porportional equity value	Interest in the income (loss) of subsidiaries	Value recorded	Value recorded
	June 30, 2025								December 31, 2024
				ARS 000		ARS 000	ARS 000	ARS 000	ARS 000
INVERSIÓN EN SUBSIDIARIAS									
Central Vuelta de Obligado S.A.	1 vote	1	280,950	281	Not listed	2,275,809	737,793	2,275,809	2,657,577
CP Renovables S.A.	1 vote	1	1,475,478,904	1,475,479	Not listed	240,483,706	38,870,793	240,483,705	183,805,814
Proener S.A.U.	1 vote	1	207,208,023,541	207,208,024	Not listed	698,523,469	39,217,032	698,523,469	642,176,764
Vientos La Genoveva S.A.U.	1 vote	1	1,661,998,361	1,661,998	Not listed	69,831,716	2,271,980	69,831,716	67,559,736
Vientos La Genoveva II S.A.U.	1 vote	1	498,293,542	498,294	Not listed	81,826,039	3,181,832	81,826,039	65,256,698
Puerto Energía S.A.U.	1 vote	1	120,200,000	120,200	Not listed	616,147	377,716	616,147	238,431
							84,657,146	1,093,556,885	961,695,020

-

Name and characteristics of securities and issuing entities	Date	Capital	(Loss) Income	Equity	% of direct and indirect interest on Share capital
	Latest accounting information available				
		ARS 000	ARS 000	ARS 000	
INVESTMENT IN SUBSIDIARIES					
Central Vuelta de Obligado S.A.	June 30, 2025	500	1,874,416	4,071,943	55.89%
CP Renovables S.A.	June 30, 2025	103,926,943	37,892,464	245,085,242	100.00%
Proener S.A.U.	June 30, 2025	207,208,024	39,217,032	698,693,744	100.00%
Vientos La Genoveva S.A.U.	June 30, 2025	1,661,998	2,485,855	63,443,517	100.00%
Vientos La Genoveva II S.A.U.	June 30, 2025	32,885,172	12,893,343	207,393,765	100.00%
Puerto Energía S.A.U.	June 30, 2025	120,200	377,716	616,147	100.00%

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CENTRAL PUERTO SOCIEDAD ANÓNIMA

BRIEF FOR THE FISCAL YEARS

Ended June 30, 2025, 2024, 2023, 2022 and 2021

1.	General comments

During the first six months of the fiscal year 2025, the Company registered an operating income of $160,648 million, whereas for the same period of the year 2024, it was an income of $177,745 million.

Among the main causes for this variation, the following can be mentioned: a) lower operating income due to the net exchange differences and interest from clients mainly for the CVO receivables, b) lower income from growth and revaluation of biological assets, c) higher cost of sales mainly for the purchase of liquid fuel, d) lower income for the sales from agreements and e) lower income from forestry activity. These effects were partially offset by a) higher income from spot market sales mainly due to the recognition of the cost of fuel, b) higher income for insurance recovery, c) lower operating expenses due to the Agreement with Cammesa Resolution SE No. 58/2024 and 66/2024, and d) lower operating claim-related expenses.

The operating income mentioned before was increased by the financial income (loss) and other income (loss), which were higher to the ones recorded for the first half of 2024. The main causes for this increase were: a) higher positive income (loss) in the interest in the net income (loss) of associates, b) higher positive income (loss) from investments in entities measured at their fair value, c) lower income (loss) from loan interest and d) higher positive income (loss) for financial assets holding at fair value with changes in income (loss). These effects were partially offset by the higher negative income (loss) from exposure to changes in the purchasing power of currency, the negative income (loss) generated by interest rate swap and the lower positive income (loss) for interest gained.

As a consequence of the foregoing, a net income before income was registered for the first six month of the fiscal year 2025 of $203,932 million, whereas in the fiscal year 2024 was $117,755 million.

In summary, the main causes of the increase in the net income for the period were: higher income from spot market sales, higher positive income (loss) from the interest in the net income (loss) in associates, a higher positive income (loss) from investments in entities measured at their fair value and a lower income (loss) from loans interest. These results were partially offset due to the lower operating income from net exchange differences and clients’ interest, mainly due to the CVO receivables and a higher negative income (loss) from exposure to changes in the purchasing power of currency.

The net income for the first six months of the fiscal year 2025 was $115.37 per share, compared to the net income of $22.70 per share for the same period in 2024.

--2--

CENTRAL PUERTO SOCIEDAD ANÓNIMA

2.	Summary of the accounting information

As per the provisions of General Resolution No. 777/18 of CNV, the balances in comparison with previous fiscal years as from 2021 are presented, all of them in the purchasing power currency corresponding to the closing date.

2.1.	Comparative equity structure

As of June 30, 2025, 2024, 2023, 2022 and 2021 (in thousands of ARS)

--3--

CENTRAL PUERTO SOCIEDAD ANÓNIMA

2.2.	Comparative income (loss) structure

For the six-month periods ended June 30, 2025, 2024, 2023, 2022 and 2021 (in thousands of ARS)

June 30, 2025	June 30, 2024	June 30, 2023	June 30, 2022	June 30, 2021
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Income from ordinary operations	437,886,905	426,707,751	369,644,430	438,585,221	430,899,374
Cost of sales	(281,011,999)	(251,602,823)	(256,999,514)	(216,591,598)	(228,549,881)
Gross income	**156,874,906**	**175,104,928**	**112,644,916**	**221,993,623**	**202,349,493**
Administration and trade expenses	(41,066,798)	(38,217,990)	(35,553,852)	(27,808,001)	(29,872,335)
Operating income before other expenses and operating income	**115,808,108**	**136,886,938**	**77,091,064**	**194,185,622**	**172,477,158**
Other operating income, net	44,840,017	40,857,879	170,038,391	115,862,560	99,901,164
Depreciation of property, plant and equipment		-	-	-	(71,386,764)
Operating income	**160,648,125**	**177,744,817**	**247,129,455**	**310,048,182**	**200,991,558**
Income (loss) from exposure to changes in the purchasing power of currency	(16,429,234)	(8,194,945)	(120,654,197)	(94,681,526)	4,163,322
Financial costs, net	(33,428,364)	(57,043,878)	(70,867,394)	(91,418,053)	(189,388,947)
Interest in the net income (loss) of associates	52,483,159	4,112,418	(235,146)	868,897	(12,806,569)
Income (loss) from investments in entities measured at fair value	40,658,085	1,136,928	-	-	
Income before income tax	**203,931,771**	**117,755,340**	**55,372,718**	**124,817,500**	**2,959,364**
Income tax for the period	(27,743,019)	(62,483,863)	(32,014,482)	(35,770,106)	(70,775,684)
Net income (loss) for the period	**176,188,752**	**55,271,477**	**23,358,236**	**89,047,394**	**(67,816,320)**
Total comprehensive net income (loss) for the period	**176,188,752**	**55,271,477**	**23,358,236**	**89,047,394**	**(67,816,320)**

--4--

CENTRAL PUERTO SOCIEDAD ANÓNIMA

3.	Comparative cash flow structure

For the six-month periods ended June 30, 2025, 2024, 2023, 2022 y 2021 (in thousands of ARS)

4.	Comparative statistical data

(not covered by the independent audits’ report)

5.	Financial indexes

--5--

CENTRAL PUERTO SOCIEDAD ANÓNIMA

6.	Perspectives for the current period

(not covered by the independent auditors’ report)

In the future, the Company will focus on continuing on improving its efficiency, not only regarding the management of the generation units, but also in the administration of its resources.

In this regard, the Company has entered into the agreements for the construction of Parque Solar San Carlos (San Carlos solar farm), located in the province of Salta, which will provide an installed power of 10 MW. In addition, during 2024, the works for the closing of the combined cycle of the thermal power station Brigadier Lopez began. This power station is located in the industrial park Sauce Viejo, province of Santa Fe, which will allow the station to have an additional power of 140MW. As of this date, both projects are in the construction stage, and its operation is expected to start during 2025.

This way the Company will continue on focusing on the expansion of its electric power generation capacity and forestry production, positioning itself as one of the leading companies in the electric power and forestry sector.

REPORT ON THE REVIEW OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

CENTRAL PUERTO S.A.:

Legal address: Av. Edison 2701, City of de Buenos Aires

Tax ID.: 33-65030549-9

I.          Report on the financial statements Introduction

1.      We have reviewed the interim condensed consolidated financial statements attached of Central Puerto S.A. (the “Company”) which include: (a) the consolidated balance sheet as of June 30, 2025, (b) the consolidated statement of income and comprehensive income for the six-month and three-month periods ended June 30, 2025, and the consolidated statement of changes in equity and cash flows for the six-month period ended on that same date and (c) the selected explanatory notes.

Responsibility of the Company’s Management in relation to the financial statements

2.      The Company’s Management is responsible for the preparation and presentation of the Company’s financial statements as per the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils of Economic Sciences as professional accounting standards and incorporated by the Argentine Securities Commission (“CNV”) to its regulations, as issued by the IASB (International Accounting Standard Board), and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1, in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”). The Company’s Management is also responsible for the internal control it deems necessary to allow for the preparation of financial information of interim periods free from significant misstatements, due to errors or irregularities.

Responsibility of the auditor

3.                 Our responsibility is to issue an opinion on the financial statements mentioned in paragraph 1, based on our review, which was performed as per the International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the International Auditing and Assurance Standards Board (“IAASB”). Said standard requires auditors to comply with ethical requirements relevant to the audit of the annual financial statements of the Company. A review of interim financial information consists of making enquiries, mainly to the persons responsible for the accounting and financial matters, and applying analytical and other review procedures. The scope of the revision is substantially narrower than the scope of an audit performed pursuant to the International Standards on Auditing, and consequently, we

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are not allowed to obtain assurance that we will become aware of all the significant matters that could otherwise be identified in an audit. Therefore, we will not issue an audit report.

Conclusion

4.	Based on our review, nothing has come to our attention that could be a sign that the financial statements mentioned in paragraph 1 are not prepared, in all their significant aspects, in accordance with IAS 34.

II.	Report on other legal and regulatory requirements

In compliance with the regulations in force, we inform that:

a)     The financial statements mentioned in paragraph 1, are transcribed in the book Inventories and Balances of Central Puerto S.A., and based on our review, nothing has come to our attention that could be a sign that such financial statements are not prepared, in all their significant aspects, pursuant to the relevant regulations included in the Business Entities Act and CNV.

b)     The individual interim condensed financial statements of Central Puerto S.A., as of June 30, 2025 stem from the accounting records kept, in all formal aspects, as per the legal regulations in force and in accordance with the conditions established in Resolution No. 3070/EMI of CNV dated September 11, 1999.

c)      The information contained in points 2, 3 and 5 of the “Brief for the periods ended June 30 2025, 2024, 2023, 2022 and 2021” presented by the Company together with the financial statements to comply with the CNV regulations, stem from the corresponding condensed consolidated financial statements as of June 30, 2025, and the condensed consolidated financial statements of the Company as of June 30, 2024, 2023, 2022 and 2021, which are not included in the document attached and which were the base for our review reports dated August 8, 2024, August 11, 2023, August 5, 2022 and August 11, 2021, respectively, to which we refer, which must be read together with this report, restated at the currency of purchasing power at the closing date of this period.

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d)     As of June 30, 2025, the accrued debt regarding contributions to the Argentine Social Security System, as per the accounting records of the Company, amounts to $1,060,385,742, non-enforceable as of this date.

City of Buenos Aires

August 7, 2025

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

C.P.C.E.C.A.B.A. Volume 1 - Page 13

PABLO DECUNDO

Partner

Certified Public Accountant UBA

C.P.C.E.C.A.B.A. Volume 286 - Page 106

A member of Ernst & Young Global Limited

REPORT ON THE REVIEW OF THE INTERIM CONDENSED INDIVIDUAL FINANCIAL STATEMENTS

To the Shareholders of

CENTRAL PUERTO S.A.:

Legal address: Av. Edison 2701, City of de Buenos Aires

Tax ID.: 33-65030549-9

I.          Report on the financial statements Introduction

1.   We have reviewed the interim condensed individual financial statements attached of Central Puerto S.A. (the “Company”) which include: (a) the individual balance sheet as of June 30, 2025, (b) the individual statement of income and comprehensive income for the six-month and three-month periods ended June 30, 2025, and the individual statement of cash flows for the six-month period ended on that same date and (c) the selected explanatory notes

Responsibility of the Company’s Management in relation to the financial statements

2.   The Company’s Management is responsible for the preparation and presentation of the Company’s financial statements as per the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils of Economic Sciences as professional accounting standards and incorporated by the Argentine Securities Commission (“CNV”) to its regulations, as issued by the IASB (International Accounting Standard Board), and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1, in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”). The Company’s Management is also responsible for the internal control it deems necessary to allow for the preparation of financial information of interim periods free from significant misstatements, due to errors or irregularities.

A member of Ernst & Young Global Limited

Responsibility of the auditor

3.                        Our responsibility is to issue an opinion on the financial statements mentioned in paragraph 1, based on our review, which was performed as per the International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the International Auditing and Assurance Standards Board (“IAASB”). Said standard requires auditors to comply with ethical requirements relevant to the audit of the annual financial statements of the Company. A review of interim financial information consists of making enquiries, mainly to the persons responsible for the accounting and financial matters, and applying analytical and other review procedures. The scope of the revision is substantially narrower than the scope of an audit performed pursuant to the International Standards on Auditing, and consequently, we are not allowed to obtain assurance that we will become aware of all the significant matters that could otherwise be identified in an audit. Therefore, we will not issue an audit report.

Conclusion

4.                        Based on our review, nothing has come to our attention that could be a sign that the financial statements mentioned in paragraph 1 are not prepared, in all their significant aspects, in accordance with IAS 34.

II.	Report on other legal and regulatory requirements

In compliance with the regulations in force we inform that:

a)     Based on our review, nothing has come to our attention that could be a sign that such financial statements are not prepared, in all their significant aspects, pursuant to the relevant regulations included in the Business Entities Act and CNV.

b)     The financial statements mentioned in paragraph 1, are transcribed in the book Inventories and Balances of Central Puerto S.A and stem from the accounting records kept, in all formal aspects, as per the legal regulations in force and in accordance with the conditions established in Resolution No. 3070/EMI of CNV dated September 11, 1999.

A member of Ernst & Young Global Limited

c)      As of June 30, 2025, the accrued debt regarding contributions to the Argentine Social Security System, as per the accounting records of the Company, amounts to $1,060,385,742, non-enforceable as of this date.

City of Buenos Aires

August 7, 2025

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

C.P.C.E.C.A.B.A. Volume 1 - Page 13

PABLO DECUNDO

Partner -

Certified Public

Accountant UBA

C.P.C.E.C.A.B.A. Volume 286 - Page 106

A member of Ernst & Young Global Limited

STATUTORY AUDIT COMMITTEE’S REPORT

To the Shareholders of

CENTRAL PUERTO S.A.

Introduction

1.    As per subsection 5, Section 294 of the Business Entities Act No. 19550 as amended (the “Business Entities Act”) and the Listing Regulations of Bolsas y Mercados Argentinos S.A. for the “Authorization, Suspension, Withdrawal and Cancelation of the Listing of Securities” (the “BYMA Listing Regulations”), we have examined the individual and consolidated financial statements attached of CENTRAL PUERTO S.A. and its subsidiaries, which include: (a) the individual and consolidated balance sheet for the six-month period ended June 30, 2025 and the consolidated statement of changes in equity as of June 30,2025 and the individual and consolidated statement of cash flows for the six-month period ended June 30, 2025; and (c) a summary of the main accounting policies and other explanatory information. The documents mentioned are the exclusive responsibility of the Board of Directors of the Company in the exercise of its functions.

Scope of work

2.    Our work consisted on verifying the consistency between the significant information contained in those financial statements and the corporate decisions stated on records, the adjustment of said decisions to the law and the bylaws, in regard to its formal and documentary aspects. In order to perform this work, we have taken into account the independent auditors’ report from the external auditor Pablo Decundo, partner of the firm Pistrelli, Henry Martin y Asociados S.A. dated August 2, 2025, issued in accordance with the International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the International Auditing and Assurance Standards Board (“IAASB”). We have not performed any management control, and therefore, we have not assessed the criteria and business decisions regarding the administration, financing, commercialization and production, since it is the Board of Directors who bears exclusive responsibility for these matters. Therefore, our responsibility is limited to expressing an opinion on such documents and it does not extend to facts, acts, omissions, or circumstances which are not known to us or that could not be determined from the assessment of the information received by this Statutory Audit Committee in the exercise of its functions. We consider that our work and the reports from the external auditor provide us with reasonable basis for our report.

3.	Based on our review and the reports dated August 7, 2025 issued by Accountant Pablo Decundo, as partner of the firm Pistrelli, Henry Martin y Asociados S.A., mentioned in paragraph 1, nothing has come to our attention that could be a sign that such interim financial statements mentioned in paragraph 1 are not prepared, in all their significant aspects, pursuant to the relevant regulations included in the Business Entities Act and CNV and IAS 34.

Report on other legal and regulatory requirements

4.	In compliance with the regulations in force, we inform that:

a)  The interim and consolidated financial statements mentioned in paragraph 1 stem from accounting records kept, in all their formal aspects, pursuant to the legal regulations in force.

b)  The interim and consolidated financial statements mentioned in paragraph 1 are transcribed in book Inventories and Balances and comply, within our competence, with the provisions of the Business Entities Act and the corresponding resolutions of the Argentine Securities Commission.

c)  We have read the “Brief for the three-month period ended June 30, 2025, 2024, 2023, 2022 y 2021” about which, within our competence, we have no observations to make.

d)  It is hereby stated that the provisions of Section 294 of the Business Entities Act have been complied with, which are considered necessary based on the circumstances, in order to verify the compliance degree by the corporate bodies with the Business Entities Act, the Bylaws, and the Shareholders’ Meeting resolutions, and there are no observations to be made.

City of Buenos Aires,

August 7, 2025

By Statutory Audit Committee

CÉSAR HALLADJIAN

Statutory Auditor

City of Buenos Aires, August 7, 2025

By the powers vested in this PROFESSIONAL COUNCIL by Laws 466 (Section 2, Subsections D and J) and 20488 (Section 21, Subsection I), we hereby certify the professional work with the details described below:

Intervention date: August 7, 2025

In reference to: Financial Statements – Interim period – Interim Consolidated

Belonging to: CENTRAL PUERTO S.A.

Tax ID: 33-65030549-9

Closing date: June 30, 2025

Total amount of the asset: $3,198,559,995,000.00

Intervening party: PABLO GABRIEL DECUNDO

The controls on the validity of the license and the formal control on such professional work have been performed pursuant to Res. C. D. 34/24. These controls do not imply a technical judgement on the professional work performed.

Details of the License Holder

PABLO GABRIEL DECUNDO

Public Accountant (University of Buenos Aires)

CPCECABA Volume° 286 Page° 106

Signing in his capacity as partner

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

Volume 1 Page 13

PARTNER

Professional Council of Economic Sciences of the City of Buenos Aires.

This professional work has been approved by the intervening professional through the Online Certification Service, and it contains the controls on the validity of the license, scope of responsibility and formal control pursuant to the Regulation of Certifications of Professional

Works (Res. C.D. 34/24).

The validity of this document can be confirmed at https://legalizaciones.consejo.org.ar/validar and entering the code indicated on the right or by scanning the QR.

Certification No.726988

Verification code: fkfvrfxb

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 14, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact